Exhibit 4.4

DESCRIPTION OF SIMPLY, INC. SECURITIES REGISTERED

UNDER SECTION 12 OF THE EXCHANGE ACT OF 1934

As of the date of this Annual Report on Form 10-K of which this Exhibit 4.4 is a part, Simply, Inc. (the “Company”, “we”, “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Company’s common stock.

Description of Common Stock

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Incorporation, as amended, and our Bylaws, as amended, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.19 is a part.

Our articles of incorporation authorize us to issue 150,000,000 shares of common stock, par value $0.001 per share, of which 11,716,122 shares were issued and outstanding as of April 30, 2021.  Additional shares of authorized common stock may be issued, as authorized by our board of directors from time to time, without stockholder approval, except as may be required by applicable securities exchange requirements.  The holders of common stock possess exclusive voting rights in us, except to the extent our board of directors specifies voting power with respect to any other class of securities issued in the future.  Each holder of our common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, except that in the election of directors each holder of our common stock shall have as many votes for each share of record as there are directors to be elected and for whose election the holder has a right to vote.  Stockholders do not have any right to cumulate votes in the election of directors.

Subject to any preferences that may be granted to the holders of preferred stock, each holder of our common stock is entitled to share ratably in any distributions to stockholders and to receive ratably any dividends as may be declared by our board of directors out of funds legally available therefor, although as of the date of this prospectus, no dividends have been declared or paid.  In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive, after payment of all of our debts and liabilities and of all sums to which holders of any preferred stock may be entitled, the distribution of any of our remaining assets.  Holders of our common stock have no conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities.  Our articles of incorporation specifically disallow cumulative voting for directors.  All of the outstanding shares of our common stock are fully paid and non-assessable.

Listing

Our common stock is listed on the Over-the-Counter OTCQX Best Market under the symbol “SIMP.”

Anti-Takeover Effects of Provisions of our Charter Documents and Maryland Law

Provisions of the MGCL, our articles of incorporation and our bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors.  These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors.  We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.